SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the Month of August, 2002
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                    Form 20-F            Form 40-F
                                              X
                     -------              -------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                   No
                                              X
                     -------              -------


This Form 6-K consists of:

A press release issued by Axcan Pharma Inc. on August 8, 2002, entitled "Axcan's Third Quarter Earnings Increase 48% Revenues Rise 32%."

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AXCAN PHARMA INC.

Date: August 26, 2002               By:    /s/ Jean Vezina
                                           ---------------------
                                    Name:  Jean Vezina
                                    Title: Vice-President, Finance and Chief
                                           Financial Officer

                          [LETTERHEAD OF AXCAN PHARMA]

SOURCE:                                                        AXCAN PHARMA INC.

TSE SYMBOL (Toronto Stock Exchange):                                         AXP
NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA

DATE:                                                             August 8, 2002
News Release for immediate distribution

         AXCAN'S THIRD QUARTER EARNINGS INCREASE 48%, REVENUE RISES 32%

MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan" or the "Company") announced today an increase of 48% in net earnings and growth of 32% in revenue for the third quarter ended June 30, 2002, compared to the same period last year. For the first nine months of fiscal 2002, net earnings rose 33.6%, while revenues grew 25%. During the quarter, the Company also acquired a second company in France, Laboratoire du Lacteol du Docteur Boucard S.A. ("Lacteol"), located near Paris.

"Axcan's continued growth in earnings and revenue, positions us well for the expansion of both our markets and our product line," said Leon F. Gosselin, President and CEO of Axcan. "Our strong emphasis on a highly specialized sales force and our clear focus on gastroenterology are understood and appreciated by health-care professionals and that understanding is paying off in the marketplace. Many of our products are already leaders in North America, and we now have the cash and professional resources to aggressively build our presence in Europe," he added.

HIGHLIGHTS OF THE QUARTER
(UNLESS OTHERWISE STATED, ALL AMOUNTS ARE IN US DOLLARS)

o Revenues of $35.6 million for the third quarter, up 32% over the same quarter of the previous fiscal year;

o Earnings of $5.8 million for the third quarter, up 48% over the same quarter of the previous fiscal year, and of $14.0 million for the first nine months of the year, up 34% over the first nine months of fiscal 2001 (on an adjusted basis);

o Earnings per share rise to $0.13 from $0.11 a year earlier (on an adjusted basis, as shown below), an increase of 18% despite a 24% increase in the weighted number of common shares outstanding;

                                          ----------------------------------------------------
                                          THREE-MONTH PERIOD ENDED        NINE-MONTH PERIOD
                                                   June 30                      ENDED
                                                                               June 30
                                          ----------------------------------------------------
                                             2002           2001          2002         2001
                                              $              $             $            $
                                          --------------------------    ----------------------
Basic net earnings per share                 0.13           0.08          0.34         0.20

Amortization of intangible assets
determined to have an indefinite life
and goodwill                                  ---           0.03           ---         0.09
                                          ----------    ------------    --------    ----------
Adjusted basic net earnings per share        0.13           0.11          0.34         0.29
                                          ==========    ============    ========    ==========

o   Cash and cash equivalents of $75.9 million;

o Acquisition of Lacteol in France and related assets for a total purchase price of $12.6 million of which approximately $4.8 million was paid in Axcan shares. This new subsidiary is specialized in the manufacturing and distribution of lyophilized powder and capsules containing a specific Lactobacillus proprietary strain for the treatment of diarrhea. The product is sold under the Lacteol brand name. Lacteol recorded revenue in excess of $10 million for its last fiscal year ended December 31, 2001, and was profitable;

o European filing of a marketing authorization application for the use of Axcan's photodynamic therapy, PHOTOBARR (porfimer sodium), in the treatment of high-grade dysplasia associated with Barrett's Esophagus;

o Following the close of the quarter, conclusion of an agreement with The Solidarity Fund QFL for an investment of up to $14.1 million in Axcan's capital stock with the possibility of an additional investment of up to $15 million.

DETAILED QUARTERLY FINANCIAL RESULTS

Revenue for the third quarter ended June 30, 2002, was $35.6 million, compared to $27.1 million for the same period of the preceding year, a 32% increase. For the nine-month period ended June 30, 2002, revenue was $94.9 million compared to $76.1 million for the corresponding period in fiscal 2001, an increase of 25%. Stronger sales in the United States and the acquisitions in France have contributed to these increases.

On November 7, 2001, Axcan acquired Laboratoires Enteris S.A.S. ("Enteris") a company specializing in the distribution of gastrointestinal products in France and on April 22, 2002, Axcan completed the acquisition of Lacteol, in France.The purchase price for both acquisitions in France was $36.1 million. A portion of approximately $4.8 million was paid through the issue of 365,532 shares at $13.04 (CDN$ 20.53) per share; the remainder, of approximately $31.4 million, was paid in cash.

For the nine-month period ended June 30, 2002, sales in France amounted to $8.4 million.

Revenue from sales of Axcan's products in the United States was $72.6 million for the nine-month period ended June 31, 2002, compared to $55.8 million for the nine-month period ended June 30, 2001. In Canada, including foreign sales made mainly in the United States, revenue was $27.3 million for the nine-month period ended June 30, 2002, compared to $22.9 million for the corresponding period of the preceding year.

Cost of goods sold was $9.4 million for the three months ended June 30, 2002, compared to $7.4 million for the corresponding period in fiscal 2001. Cost of goods sold was $24.2 million for the nine-month period ended June 30, 2002, compared to $19.6 million for the same period of the preceding year. As a percentage of revenue, cost of goods sold decreased to 26% for the three months ended June 30, 2002, from 27% for the corresponding period of the previous fiscal year. For the nine months ended June 30, 2002, the cost of goods sold as a percentage of revenue was 25% and 26% for the corresponding period of the preceding year. The decrease in the percentage of cost of goods sold is due primarily to an increase in sales in the United States.

Selling and administrative expenses were $13.2 million for the three months ended June 30, 2002,compared to $10.6 million for the three months ended June 30, 2001, and $37.3 million for the nine months ended June 30, 2002, compared to $29.0 million for the corresponding period of the preceding year. These increases are mainly due to the additions made to the sales force in the United States and increased marketing efforts on URSO 250 and CANASA suppositories in the United States. The inclusion of the selling and administrative expenses of Enteris and Lacteol also contributed to the increase.


                                                               AXCAN PHARMA INC.

Research and development expenses were $2.2 million for the three months ended June 30, 2002, compared to $1.1 million for the three months ended June 30, 2001, and $5.9 million for the nine months ended June 30, 2002, compared to $4.6 million for the same period of the previous year.

Financial expenses were $0.3 million for the three-month period ended June 30, 2002, compared to $0.8 million for the three-month period ended June 30, 2001, and $0.8 million for the nine months ended June 30, 2002, compared to $3.2 million for the nine months ended June 30, 2001. The financial expenses for the nine months ended June 30, 2001, were primarily attributable to interest paid on the balance of a loan of approximately $52 million used to acquire the 50% interest of Schwarz Pharma Inc. in the Axcan URSO joint venture. This loan has since been reimbursed.

Depreciation and amortization was $1.9 million for the three months ended June 30, 2002, compared to $3.0 million for the corresponding period of the preceding year and $5.5 million for the nine months ended June 30, 2002, compared to $8.9 million for the nine months ended June 30, 2001. The decrease results from the change in accounting policies regarding goodwill and other intangible assets. Since October 1, 2001, the Company adopted new standards on goodwill and other intangible assets and it no longer amortizes its goodwill and trademarks with indefinite life but evaluates goodwill and trademarks with indefinite life for impairment at least annually. This change in accounting policies reduced amortization and depreciation by $1.6 million for the three-month period ended June 30, 2002, and by $4.8 million for the nine months ended June 30, 2002.

Net earnings were $5.8 million, or $0.13 per share, for the three months ended June 30, 2002, compared to $2.8 million, or $0.08 per share for the three months ended June 30, 2001. Net earnings for the nine months ended June 30, 2002, were $14.0 million, or $0.34 per share, compared to $7.1 million, or $0.20 per share, for the corresponding period of the preceding year.

For the nine months ended June 30, 2002, cash flows from operating activities were $31.3 million compared to $10.7 million for the corresponding period of the preceding year. For the nine-month period ended June 30, 2002, Axcan used $2.8 million for repayment of long-term debt and $31.3 million for the acquisitions of Enteris, in November 2001, and Lacteol, in April 2002. On March 26, 2002, Axcan completed a public offering in the United States and raised $66.1 million following the issue of 5.75 million shares.

The balance sheet is very strong, with cash and cash equivalents of $75.9 million, working capital of $90.8 million, long-term debt of $4.6 million and shareholders' equity of $289.7 million.

On July 4, 2002, The Solidarity Fund QFL (the "Solidarity Fund") committed to invest up to $14.1 million in Axcan's capital stock and could invest up to an additional $15 million. The Solidarity Fund initially purchased 208,044 Axcan common shares at a price of $14.42 (CDN $22.00) for total proceeds of $3.0 million. Additional shares for the remaining $11.1 million of the Solidarity Fund's commitment may be issued at the sole option of Axcan subject to certain conditions specified in the Equity Line Agreement. This option can be exercised from time to time until July 3, 2003. The issue price for these additional shares will be based on the current market price each time the option is exercised.

Axcan will hold an analyst and institutional investor conference call to discuss third quarter results on Thursday, August 8, at 4:30 P.M. EST. The call will be broadcast live via the Internet at www.axcan.com. A replay of the call will be available via the Internet and also via telephone at 1 (800) 558-5253, access code 207 786 07.

Axcan is a specialty pharmaceutical company involved in the field of gastroenterology. The Company markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the


                                                               AXCAN PHARMA INC.

Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private
Securities Litigation Reform Act of 1995.
-----------------------------------------

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

The name PHOTOBARR, CANASA and URSO 250 appearing in this press release are trademarks of Axcan Pharma Inc.

                                      -30-

INFORMATION:          David W. Mims
                      Executive Vice President and Chief Operating Officer
                      Tel: (205) 991-8085

or                    Isabelle Adjahi
                      Director, Investor Relations
                      Tel: (450) 467-5138

                      Web:   http://www.axcan.com


                                                               AXCAN PHARMA INC.

CONSOLIDATED BALANCE SHEETS (unaudited)
-----------------------------------------------------------------------------

                                              JUNE 30         SEPTEMBER 30
                                                2002              2001
-----------------------------------------------------------------------------
in thousands of U.S. dollars                      $                $

Assets
------
 Current assets
   Cash and cash equivalents                   75,909            16,541
   Accounts receivable                         14,510            22,178
   Income taxes receivable                        864               417
   Inventories                                 20,620            16,735
   Prepaid expenses and deposits                2,288             1,803
   Future income taxes                          3,816             3,335
-----------------------------------------------------------------------------
                                              118,007            61,009
   Investments                                  2,341             2,579
   Capital assets                              20,246             8,241
   Intangible assets                          182,103           154,343
   Future income taxes                          3,502             3,221
   Goodwill                                    29,342            19,710
-----------------------------------------------------------------------------
                                              355,541           249,103
=============================================================================

Liabilities
-----------
 Current liabilities
   Accounts payable                            25,426            16,113
   Income taxes payable                           401               782
   Installments on long-term debt               1,208               103
   Future income taxes                            141               453
-----------------------------------------------------------------------------
                                               27,176            17,451
   Long-term debt                               4,605               112
   Future income taxes                         32,372            25,704
   Other long-term liabilities                  1,236
   Non-controlling interest                       465               695
-----------------------------------------------------------------------------
                                               65,854            43,962
..............................................................................

Shareholders' Equity
--------------------
   Equity component of purchase price           2,704             2,704
   Capital stock                              258,265           186,650
   Retained earnings                           27,909            16,914
   Accumulated foreign currency                   809            (1,127)
-----------------------------------------------------------------------------
                                              289,687           205,141
-----------------------------------------------------------------------------
                                              355,541           249,103
=============================================================================


                                                               AXCAN PHARMA INC.

CONSOLIDATED CASH FLOWS (unaudited)
--------------------------------------------------------------------------------
                                     THREE-MONTH PERIODS   NINE-MONTH PERIODS
                                       ENDED JUNE 30         ENDED JUNE 30
                                       2002       2001      2002       2001
--------------------------------------------------------------------------------
in thousands of U.S. dollars            $         $        $           $

Operations
----------
 Net earnings                            5,768     2,798    13,958      7,111
 Non-cash items
   Non-controlling interest                (50)               (230)
   Depreciation and amortization         1,946     2,956     5,492      8,941
   Gain on disposal of assets                                            (141)
   Foreign currency fluctuation             30       (32)      206        (35)
   Future income taxes                   1,534      (918)    2,024        (46)
   Investment tax credit                                      (254)
   Change in working capital items       6,280       519    10,079     (5,166)
--------------------------------------------------------------------------------

Cash flows from operating
 activities                             15,508     5,323    31,275     10,664
.................................................................................

Financing
---------
   Long-term debt                          524                 931
   Repayment of long-term debt            (298)  (38,549)   (2,768)   (47,040)
   Non-controlling interest                          194                  389
   Issue of shares                         346    33,064    68,856     33,235
   Share issues expenses                          (2,319)   (4,667)    (2,319)
--------------------------------------------------------------------------------

Cash flows from financing activities       572    (7,610)   60,352    (15,735)
.................................................................................

Investment
----------
   Acquisition of temporary investments          (23,449)             (48,552)
   Disposal of temporary investments              33,537               58,339
   Acquisition of investments                                   (6)       (66)
   Disposal of investments                 371                 384        193
   Acquisition of capital assets          (123)     (723)   (1,507)    (3,767)
   Disposal of capital assets                          7                   40
   Net cash used for business
    acquisitions                       (21,041)            (31,302)
--------------------------------------------------------------------------------

Cash flows from investment
 activities                            (20,793)    9,372   (32,431)     6,187
.................................................................................

Foreign exchange gain on cash held
   in foreign currencies                   215                 172
--------------------------------------------------------------------------------
Net increase (decrease) in cash
   and cash equivalents                 (4,498)    7,085    59,368      1,116
Cash and cash equivalents,
   beginning of period                  80,407     5,166    16,541     11,135
--------------------------------------------------------------------------------

Cash and cash equivalents, end of
 period                                 75,909    12,251    75,909     12,251
================================================================================


                                                               AXCAN PHARMA INC.

CONSOLIDATED EARNINGS (unaudited)
--------------------------------------------------------------------------------
                                    THREE-MONTH PERIODS      NINE-MONTH PERIODS
                                       ENDED JUNE 30           ENDED JUNE 30
                                      2002        2001       2002        2001
--------------------------------------------------------------------------------
in thousands of U.S. dollars        $           $           $           $
 except per share amounts

Revenue                              35,632      27,071      94,892      76,088
.................................................................................

Cost of goods sold                    9,427       7,398      24,171      19,609
Selling and administrative expenses  13,160      10,591      37,296      28,978
Research and development expenses     2,159       1,073       5,899       4,600
--------------------------------------------------------------------------------
                                     24,746      19,062      67,366      53,187
--------------------------------------------------------------------------------

                                     10,886       8,009      27,526      22,901
.................................................................................

Financial expenses                      309         794         804       3,194
Interest income                        (368)       (243)       (543)       (827)
Depreciation and amortization         1,946       2,956       5,492       8,941
--------------------------------------------------------------------------------
                                      1,887       3,507       5,753      11,308
--------------------------------------------------------------------------------

Earnings before income taxes          8,999       4,502      21,773      11,593
Income taxes                          3,231       1,704       7,815       4,482
--------------------------------------------------------------------------------

Net earnings                          5,768       2,798      13,958       7,111
--------------------------------------------------------------------------------

Earnings per common share
   Basic                               0.13        0.08        0.34        0.20
   Diluted                             0.13        0.07        0.34        0.19
================================================================================

Weighted average number of common
 shares
   Basic                         44,567,115  35,831,332  40,589,665  34,963,731
   Diluted                       45,576,061  36,607,084  41,491,616  35,679,192


CONSOLIDATED RETAINED EARNINGS (unaudited)
--------------------------------------------------------------------------------
                                    THREE-MONTH PERIODS    NINE-MONTH PERIODS
                                       ENDED JUNE 30         ENDED JUNE 30
in thousands of U.S. dollars           2002       2001      2002       2001
--------------------------------------------------------------------------------
                                        $           $         $         $

Balance, beginning of period         22,141      11,295      16,914       7,195
Net earnings                          5,768       2,798      13,958       7,111
Share issue expenses                             (1,435)     (2,963)     (1,435)
Cumulative dividends                                (73)                   (286)
--------------------------------------------------------------------------------
Balance, end of period               27,909      12,585      27,909      12,585
================================================================================


                                                               AXCAN PHARMA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
--------------------------------------------------------------------------------
in thousands of U.S. dollars except for share amounts

1. Significant accounting policies

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2001, except for the amortization of goodwill and other intangible assets as described below. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2001. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2. Changes in accounting policies

Business combination
In 2001, the Canadian Institute of Chartered Accountants (CICA) approved new standards for modifying the method of accounting for business combinations entered into after June 30, 2001 and addressed the accounting for goodwill and other intangible assets. The new standards on goodwill and other intangible assets should be applied for fiscal years beginning on or after January 1, 2002. The Company has elected to early adopt and, since October 1, 2001, it no longer amortized its goodwill and trademarks with indefinite life, but evaluates goodwill and trademarks with indefinite life for impairment at least annually. Intangible assets with finite life will continue to be amortized over their estimated useful life. These standards are the same as those in the United States.

Following the adoption of these new standards, the intangible assets of the Company are distributed as follows:

                                                  JUNE 30, 2002
--------------------------------------------------------------------------------
                                                   Accumulated
                                        Cost       depreciation       Net
--------------------------------------------------------------------------------
                                         $              $             $

Finite life                           106,688         14,442         92,246
Indefinite life                       102,275         12,418         89,857
--------------------------------------------------------------------------------
                                      208,963         26,860        182,103
================================================================================


                                               SEPTEMBER 30, 2001
--------------------------------------------------------------------------------
                                                   Accumulated
                                        Cost       depreciation      Net
                                         $              $             $

Finite life                           104,334         10,678         93,656
Indefinite life                        73,105         12,418         60,687
--------------------------------------------------------------------------------
                                      177,439         23,096        154,343
================================================================================

The following table presents the matching of net earnings and basic earnings per share as reported for the prior year and corresponding information recalculated as a result of applying the new standards.

                                    THREE-MONTH PERIODS    NINE-MONTH PERIODS
                                       ENDED JUNE 30         ENDED JUNE 30
                                      2002       2001       2002       2001
--------------------------------------------------------------------------------
                                        $          $          $          $

Net earnings                          5,768      2,798     13,958      7,111
   Add: Amortization                      -      1,112          -      3,336
--------------------------------------------------------------------------------
Adjusted net earnings                 5,768      3,910     13,958     10,447
================================================================================

Basic earnings per share

Net earnings                           0.13       0.08       0.34       0.20
   Add: Amortization                      -       0.03          -       0.09
--------------------------------------------------------------------------------
Adjusted net earnings                  0.13       0.11       0.34       0.29
================================================================================


                                                               AXCAN PHARMA INC.

NOTES CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
--------------------------------------------------------------------------------
in thousands of U.S. dollars

2. Changes in accounting policies (Continued)

Interim financial statements
The Company adopted retroactively the CICA recommendations on the presentation of interim financial statements. The new recommendations require the presentation of a statement of retained earnings and minimal disclosures including the basis of presentation. These new recommendations also require the presentation of a comparative balance sheet as of the end of the preceding fiscal year of the Company.

3. Business acquisitions

On November 7, 2001, the Company acquired all the outstanding shares of Laboratoires Enteris S.A.S. a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $23,000,840, of which $10,897,993 was paid in cash at the time of the transaction and the balance of $12,103,000 was paid on May 8, 2002.

On April 22, 2002, the Company acquired all the outstanding shares of Laboratoires du Lacteol du Docteur Boucard S.A. of France and certain related assets. This company is specialized in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $13,137,613, was paid with the issuance of 365,532 common shares of the Company and $8,378,728 in cash.

The allocation of the purchase prices indicated below have been determined based on available information and preliminary evaluations. The allocations are subject to change as new data may become available.

Net assets acquired at the attributed values                            $
   Assets
     Cash and cash equivalents                                           77
     Other working capital items                                      7,316
     Capital assets                                                  10,802
     Intangible assets                                               29,169
     Future income taxes                                                656
     Goodwill                                                         9,639
--------------------------------------------------------------------------------
                                                                     57,659
.................................................................................
   Liabilities
     Accounts payable                                                 6,979
     Long term debt                                                   6,922
     Other long term liabilities                                      1,236
     Future income taxes                                              6,384
--------------------------------------------------------------------------------
                                                                     21,521
--------------------------------------------------------------------------------
                                                                     36,138
================================================================================
   Consideration
     Cash                                                            31,379
     Common shares issued                                             4,759
--------------------------------------------------------------------------------
                                                                     36,138
================================================================================
Net cash used for business acquisitions                              31,302
================================================================================

4. Segmented information

The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.


                                                               AXCAN PHARMA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
--------------------------------------------------------------------------------
in thousands of U.S. dollars

4. Segmented information (Continued)

The Company operates in the following geographic segments:

                                    THREE-MONTH PERIODS    NINE-MONTH PERIODS
                                       ENDED JUNE 30         ENDED JUNE 30
                                      2002        2001       2002      2001
--------------------------------------------------------------------------------
                                        $          $          $          $

Revenue
   Canada
     Domestic sales                    4,256      5,558     12,685     14,544
     Foreign sales, mainly in the
      United States                    9,202      3,659     14,630      8,373
   United States
     Domestic sales                   26,237     20,890     72,557     55,813
     Foreign sales                       158          8        427        274
   Europe and other
     Domestic sales                    5,139        623      9,650      1,017
     Foreign sales                         -          -          -      7,423
   Inter-segment                     (9,360)     (3,667)   (15,057)   (11,356)
--------------------------------------------------------------------------------
                                      35,632     27,071     94,892     76,088
================================================================================

Earnings before financial expenses, interest income, depreciation, amortization and income taxes
   Canada                               4,613        967      5,572     2,943
   United States                        5,842      6,362     21,481    18,678
   Europe and other                       431        680        473     1,280
--------------------------------------------------------------------------------
                                       10,886      8,009     27,526    22,901
================================================================================

Depreciation and amortization
   Canada                                 341        244        997       778
   United States                          973      2,355      3,071     7,066
   Europe and other                       632        357      1,424     1,097
--------------------------------------------------------------------------------
                                        1,946      2,956      5,492     8,941
================================================================================

5. Earnings per common share

The following is the detail of the denominators of the basic and diluted earnings per common share computations:

                                   THREE-MONTH PERIODS      NINE-MONTH PERIODS
                                      ENDED JUNE 30            ENDED JUNE 30
                                     2002        2001        2002        2001
--------------------------------------------------------------------------------

Weighted average number of
 common shares                   44,567,115  35,831,332   40,589,664  34,963,731
Effect of dilutive stock options 830,613 535,223 706,638 460,684 Effect of dilutive equity
   component of purchase price      178,333     240,529      195,313     254,777
--------------------------------------------------------------------------------
Adjusted weighted average number
   of common shares              45,576,061  36,607,084   41,491,616  35,679,192
--------------------------------------------------------------------------------

                                                           JUNE 30    JUNE 30
                                                             2002      2001
--------------------------------------------------------------------------------
Number of common shares outstanding at the
 end of the quarter                                      44,651,154   38,401,559
--------------------------------------------------------------------------------

                                                               AXCAN PHARMA INC.